Exhibit 99.4

CORPBANCA AND SUBSIDIARIES

Monthly Financial Report Summary
As of and for the month ended June 30, 2012

The interim financial information of CorpBanca as of and for the month ended June 30, 2012 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

CONSOLIDATED BALANCE SHEET (PRINCIPAL ITEMS) (1)
MCh$
Total loans	9,663,739
Total assets	13,289,940
Current accounts and demand deposits	991,862
Time deposits and savings accounts	7,115,720
Borrowings from financial institutions	997,255
Debt issued	1,797,754
Equity Attributable to:	984,016
Bank equity holders	929,835
Minority interest	54,181

CONDENSED CONSOLIDATED INCOME STATEMENT (2)
MCh$
Total operating revenue	182,967
Provisions for loan losses	(21,855)
Operating expenses	(98,723)
Operating income	62,389
Income attributable to investments in other companies	(283)
Income before taxes	62,672
Income taxes	(11,835)
Net income for the period	50,837
Bank equity holders revenue	51,687
Minority interest revenue	(850)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Fernando Massu T.
Accounting Manager	Chief Executive Officer

(1)
On May 29, 2012, Corpbanca acquired a 51% equity interest in Banco Santander Colombia S.A.  As of May 31, 2012, CorpBanca published its consolidated financial statements with Banco CorpBanca Colombia (formerly Banco Santander Colombia, S.A.).

(2)	Regarding the acquisition date, CorpBanca is not including Banco CorpBanca Colombia’s results in its financial statements as of and for the month ended May 31, 2012.

COMMENTS

In June 2012, CorpBanca acquired an additional 40.93% equity interest in Banco Santander Colombia S.A. (BSC), which added to the 51% equity interest acquired in May 2012 resulted in a 91.93% total equity interest in BSC.  As a result, BSC is a subsidiary of CorpBanca and BSC’s financial information is consolidated into CorpBanca’s financial statements.

As of June 30, 2012 and after the above mentioned acquisition, CorpBanca had total assets of Ch$13,289,940 million and total loans of Ch$9,663,739 million, from which 82% (Ch$7,886,646 million) is represented by its operations in Chile.  As occurred on the month ended May 31, 2012, the composition of our loans was 79% to companies and 21% to individuals.

In the 12 month trailing June 30, 2012, our loan portfolio in Chile grew 37.5% reaching a total amount of nearly Ch$7,887,000 million. This, despite that CorpBanca’s decided to moderate the issuance of loans during that period.  This significant increase allowed CorpBanca to reach a market share of 8.4% in May 2012.  This favorable trend was supported also by the growth of our commercial loan portfolio, by 47% resulting in an increase of 236 basis points for the same period and on a market share of 10.6%.

Between May and June 2012, CorpBanca increased its capital in the amount of Ch$268,750 million. This capital increase was part of the acquisition process of BSC and represented a 43% increase from our original capital levels.

In June 2012, our revenue reached Ch$7,976 million.  CorpBanca’s operating income was stable without considering extraordinary effects such as exchange rate fluctuations and/or inflation.  In June, the operating income of CorpBanca Chile was partially affected by the UF decrease (from 0.13% in May to 0.03% in June 2012). This led to a slight decrease in the total operating revenue / average assets ratio for that period (3.6% versus 3.7% measured during period of twelve months trailing May 2012).

Overall, this situation was compensated for by (i) lower operating costs (7.9%), (ii) the release of provisions driven by the effects of the decrease of the exchange rate on dollar-denominated debt, and (ii) higher guarantees.

Our operations in Colombia reported Ch$16,045 million in revenues for the first semester.  In June 2012, CorpBanca consolidated the results of its new subsidiary BSC, which represented Ch$2,798,000.

Our profits for the 12 months trailing June 30, 2012 were 1.2% on average assets and 16.5% on average equity (excluding the net income and the provision for minimum dividends). Both indicators, and especially the Return on Average Equity (“ROAE”), are affected by the increase in assets previously mentioned.